EXHIBIT 99.1

Brookfield Wealth Solutions Completes Acquisition of Just Group

Acquisition significantly expands Brookfield Wealth Solutions’ international operations

With the support of Brookfield Wealth Solutions’ permanent capital and strong investment capabilities, Just is now well-positioned to scale its presence in the high growth U.K. pension risk transfer market

BROOKFIELD NEWS, April 01, 2026 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (“BWS”) today announced the completion of its £2.4 billion ($3.2 billion) acquisition of Just Group Plc. (“Just”).

Just is a leading provider of retirement services in the U.K. pension risk transfer and individual annuity markets. Just has over 700,000 customers and manages £30 billion of pension savings.

Sachin Shah, CEO of Brookfield Wealth Solutions, said: “We’re delighted to welcome Just to Brookfield Wealth Solutions, and we look forward to building on the company’s strong commitment to serving its policyholders. We will draw on our permanent capital and Brookfield’s leading investment capabilities as we support Just’s continued growth as a scaled leader in the U.K. annuity market.”

With BWS’ support, Just is well-positioned to capture growth in the U.K. pension risk transfer market, where projections estimate £40-50 billion of pension liabilities will transfer to insurers annually in the coming years. The acquisition of Just significantly expands BWS’ U.K. presence and international operations and increases its global insurance assets under management to approximately $180 billion.

As part of the transaction, Sir Nigel Wilson has been appointed as Independent Chair of Just. Sir Nigel was CEO of the U.K.’s Legal & General Group Plc from 2012 to 2024.

The transaction was approved by the Prudential Regulation Authority and the Financial Conduct Authority, both of which were constructive throughout the process.

Brookfield is one of the largest private investors in the U.K. with approximately £70 billion (over $90 billion) invested in sectors critical to the economy, including high-quality, long-term infrastructure and real estate.

About Brookfield Wealth Solutions

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).

For more information, please visit our website at bnt.brookfield.com

Brookfield Media:	Brookfield Investor Relations:
Marie Fuller	Rachel Powell
Email: marie.fuller@brookfield.com	Email: rachel.powell@brookfield.com
Tel: +44 207 408 8375	Tel: +1 416 956 5141

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